OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Peplin, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
U7117K107
(CUSIP Number)
Vaughn M. Kailian
MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM Bio Ventures IV Q-P, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		3,461,187(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,461,187(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,461,187(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) MPM BioVentures IV-QP, L.P. (“BV IV QP”), MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV KG”), MPM Asset Management Investors BV4 LLC (“AM LLC”), MPM BioVentures IV GP LLC (“BV IV GP”), MPM BioVentures IV LLC (“BV IV LLC”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM Asset Management Investors 2004 BVIII LLC (“AM BVIII LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III, GP, L.P. (“BV III GP”) and MPM BioVentures III, LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Steven St. Peter, William Greene, James Paul Scopa, Ashley Dombkowski, Vaughn Kailian and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Listed Persons are members of BV IV LLC and AM LLC and Luke Evnin and Ansbert Gadicke are Series A members of BV III LLC and managers of AM BVIII LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CHESS Depository Interests (“CDIs”), which are exercisable within 60 days of the date of this filing. CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a wholly-owned subsidiary of the Australian Stock Exchange. The CDIs are economically equivalent to shares of Common Stock of the Issuer on a 1-for-20 basis. CDIs are convertible at the option of the holders thereof into shares of Common Stock of the Issuer on a 1-for-20 basis.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of that certain Agreement and Plan of Merger by and among the Issuer, LEO Pharma A/S and Plant Acquisition Sub, Inc., a Delaware corporation, dated September 2, 2009 (the “Merger Agreement”), filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2009 (the “Form 8-K”) (as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7.	SOLE VOTING POWER

NUMBER OF		133,342(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,342(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,342(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act (“Rule 13d-3(d)(1)”).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV4 LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		98,420(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,420(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,420(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,594,529(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,594,529(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,594,529(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP and 104,685 shares of Common Stock held by BV IV KG. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing and (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		25,510

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,510

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,510

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III-QP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		379,381

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		379,381

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	379,381

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7.	SOLE VOTING POWER

NUMBER OF		32,061

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,061

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,061

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III Parallel Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		11,456

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,456

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,456

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors 2004 BVIII LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		9,017

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,017

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,017

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures Strategic Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		62,375

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,375

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	62,375

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		510,783(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

510,783(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,783(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 25,510 shares of Common Stock held by BV III, 379,381 shares of Common Stock held by BV III QP, 32,061 shares of Common Stock held by BV III KG, 11,456 shares of Common Stock held by BV III PF, and 62,375 shares of Common Stock held by BV SF. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG, BV III PF and BV SF.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		510,783(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

510,783(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,783(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 25,510 shares of Common Stock held by BV III, 379,381 shares of Common Stock held by BV III QP, 32,061 shares of Common Stock held by BV III KG, 11,456 shares of Common Stock held by BV III PF and 62,375 shares of Common Stock held by BV SF. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG, BV III PF and BV SF.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’S Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,212,749(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

4,212,749(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,212,749(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC. Also includes 25,510 shares of Common Stock held by BV III, 379,381 shares of Common Stock held by BV III QP, 32,061 shares of Common Stock held by BV III KG, 11,456 shares of Common Stock held by BV III PF, 62,375 shares of Common Stock held by BV SF and 9,017 shares of Common Stock held by AM BVIII LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG, BV III PF and BV SF. The Reporting Person is a Series A member of BV III LLC and a manager of AM BVIII LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,212,749(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

4,212,749(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,212,749(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC. Also includes 25,510 shares of Common Stock held by BV III, 379,381 shares of Common Stock held by BV III QP, 32,061 shares of Common Stock held by BV III KG, 11,456 shares of Common Stock held by BV III PF, 62,375 shares of Common Stock held by BV SF and 9,017 shares of Common Stock held by AM BVIII LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG, BV III PF and BV SF. The Reporting Person is a Series A member of BV III LLC and a manager of AM BVIII LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Steven St. Peter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) William Greene

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer's Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) James Paul Scopa

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		20,000(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000(2)

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,949(2) (3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Represents shares of Common Stock underlying options which are exercisable within 60 days of the date of this filing.
(3) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(4) This percentage is calculated based upon 15,371,121 shares of the Issuer's Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Ashley Dombkowski

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer's Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Vaughn M. Kailian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer's Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

CUSIP No.	U7117K107

1.	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) John Vander Vort

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,692,949(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

3,692,949(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,949(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,717,322 shares of Common Stock held by BV IV QP, 104,685 shares of Common Stock held by BV IV KG and 77,268 shares of Common Stock held by AM LLC. Also includes (i) 361,668 shares of Common Stock underlying warrants and 382,197 shares of Common Stock underlying options to purchase CDIs held by BV IV QP, which are exercisable within 60 days of the date of this filing, (ii) 13,933 shares of Common Stock underlying warrants and 14,724 shares of Common Stock underlying options to purchase CDIs held by BV IV KG, which are exercisable within 60 days of the date of this filing and (iii) 10,284 shares of Common Stock underlying warrants and 10,868 shares of Common Stock underlying options to purchase CDIs held by AM LLC, which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 15,371,121 shares of the Issuer's Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of the Merger Agreement filed as Exhibit 2.1 to the Form 8-K (as adjusted pursuant to Rule 13d-3(d)(1)).

     Introductory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 13, 2009 (the “Original Schedule 13D”). The entities and persons filing this statement are MPM BioVentures IV-QP, L.P. (“BV IV QP”), MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV KG”), MPM Asset Management Investors BV4 LLC (“AM LLC”), MPM BioVentures IV GP LLC (“BV IV GP”), MPM BioVentures IV LLC (“BV IV LLC”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM Asset Management Investors 2004 BVIII LLC (“AM BVIII LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III, GP, L.P. (“BV III GP”) and MPM BioVentures III, LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Steven St. Peter, William Greene, James Paul Scopa, Ashley Dombkowski, Vaughn Kailian and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Peplin, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6475 Christie Avenue, Emeryville, CA 94608.
Item 4. Purpose of Transaction
     Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     In connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, LEO Pharma A/S (“Parent”), and Plant Acquisition Sub, Inc., a Delaware limited liability company (“Merger Sub”) dated as of September 2, 2009, each of BV IV QP, BV IV KG, AM LLC, BV III, BV III QP, BV III KG, BV III PF, AM BVIII LLC, BV SF and James Paul Scopa (collectively, the “MPM Voting Agreement Parties”) and Parent have entered into a Voting Agreement, dated as of September 2, 2009 (the “Voting Agreement”). Pursuant to the Voting Agreement, the MPM Voting Agreement Parties have agreed, on the terms and subject to the conditions of the Voting Agreement, that they: (i) will vote (a) all securities of the Issuer (including all shares of Issuer Common Stock and all options, warrants, CHESS Depository Interests (“CDIs”) and other rights to acquire shares of Issuer Common Stock) of which the MPM Voting Agreement Parties are the record owners of such security or are the “beneficial owners” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security as of the date of the Voting Agreement and (b) all additional securities of the Issuer (including all additional shares of Issuer Common Stock and all additional options, warrants, CDIs and other rights to acquire shares of Issuer Common Stock) of which the MPM Voting Agreement Parties acquire as the record owners of such security or are the “beneficial owners” of such security after the date of the Voting Agreement but before the Expiration Time (as defined below) ((a) and (b) together, the “Subject Securities”) (1) in favor of the adoption of the Merger Agreement and the other actions contemplated by the Merger Agreement and in favor of any other action reasonably necessary to consummate the Merger (as defined below); and (2) against all of the following: (A) approval of any proposal made in opposition to, in competition with the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement; (B) against any Acquisition Proposal (including any Superior Offer, as each is defined in the Merger Agreement); and (C) any merger, reorganization, recapitalization, dissolution or liquidation of the Issuer or any subsidiary of the Issuer (other than the Merger); (ii) revoke any and all prior proxies or powers of attorney given by them with respect to the voting of any Subject Securities inconsistent with the terms of the Voting Agreement; (iii) at all times commencing with the execution and delivery of the Voting Agreement until the Expiration Time, shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Subject Securities, deposit any of the Subject Securities into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Subject Securities, in each case in a manner which is inconsistent with the terms of the Voting Agreement; and (iv) shall deliver to Parent a proxy which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Expiration Time) with respect to the shares referred to therein and, if applicable, shall cause to be delivered to Parent an additional proxy executed on behalf of the record owner of any outstanding shares of Common Stock of the Issuer that are owned beneficially but not of record by the MPM Voting Agreement Parties. Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger. The Voting Agreement automatically terminates upon the earliest to occur of the following (the “Expiration Time”): (i) the time as of which the Merger becomes effective, (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms or (iii) the written agreement of the parties to the Voting Agreement to terminate the Voting Agreement.
     Pursuant to an Irrevocable Proxy (the “Proxy”) delivered by each of the MPM Voting Agreement Parties in connection with the execution and delivery of the Voting Agreement, the MPM Voting Agreement Parties appointed Gitte Aabo and Christian Scheuer, officers of Parent, as their attorneys and proxies, with full power of substitution and resubstitution, to, subject to the terms and conditions of the Proxy, vote and exercise all voting rights (to the fullest extent of the MPM Voting Agreement Parties’ rights to do so) with respect to the Subject Securities in the manner described in the paragraph above. The Proxy automatically terminates upon the termination of the Voting Agreement.
     The foregoing descriptions of the Voting Agreement and the Proxy do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement and the Proxy, forms of which are filed herewith as Exhibit A, and the forms of each of the Voting Agreement and the Proxy are incorporated herein by reference in their entirety. GBS BioVentures IV, which is a significant stockholder of the Issuer, and each of the Issuer’s executive officers and directors (collectively, the “Non-MPM Voting Agreement Parties” and, together with the MPM Voting Agreement Parties, the “Voting Agreement Parties”) have also entered into voting agreements and irrevocable proxies with Parent in connection with the Merger in substantially the same form as the Voting Agreement and the Proxy entered into between Parent and the MPM Voting Agreement Parties. Collectively, the Voting Agreement Parties own an aggregate of 4,605,875 shares of the Issuer’s Common Stock, which represents 30.0% of the Issuer’s outstanding Common Stock as of September 2, 2009. As of September 8, 2009, the Voting Agreement Parties beneficially own an aggregate of 6,396,223 shares of the Issuer’s Common Stock, which includes 1,790,348 shares of the Issuer’s Common Stock issuable upon exercise of options and warrants held by the Voting Agreement Parties that are exercisable within 60 days of September 8, 2009, which represents 37.3% of the Issuer’s Common Stock calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer
     Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:
     (a) — (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of September 8, 2009:

			Shares
			Issuable
			Upon	Shares
			Exercise of	Issuable
		Shares	Warrants	Upon
		Issuable	to	Exercise of
		Upon	Purchase	Options to
		Exercise of	Common	Purchase	Sole	Shared	Sole	Shared
Reporting	Shares Held	Options	Stock Held	CDIs Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Person	Directly	Held Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV IV QP	2,717,322	0	361,668	382,197	3,461,187	0	3,461,187	0	3,461,187	21.5%
BV IV KG	104,685	0	13,933	14,724	133,342	0	133,342	0	133,342	0.9%
AM LLC	77,268	0	10,284	10,868	98,420	0	98,420	0	98,420	0.6%
BV IV GP(2)	0	0	0	0	0	3,594,529	0	3,594,529	3,594,529	22.3%
BV IV LLC(3)	0	0	0	0	0	3,692,949	0	3,692,949	3,692,949	22.8%
BV III	25,510	0	0	0	25,510	0	25,510	0	25,510	0.2%
BV III QP	379,381	0	0	0	379,381	0	379,381	0	379,381	2.5%
BV III KG	32,061	0	0	0	32,061	0	32,061	0	32,061	0.2%
BV III PF	11,456	0	0	0	11,456	0	11,456	0	11,456	0.1%
AM BVIII LLC	9,017	0	0	0	9,017	0	9,017	0	9,017	0.1%
BV SF	62,375	0	0	0	62,375	0	62,375	0	62,375	0.4%
BV III GP(4)	0	0	0	0	0	510,783	0	510,783	510,783	3.3%
BV III LLC(4)	0	0	0	0	0	510,783	0	510,783	510,783	3.3%
Ansbert Gadicke(5)	0	0	0	0	0	4,212,749	0	4,212,749	4,212,749	26.1%
Luke Evnin(5)	0	0	0	0	0	4,212,749	0	4,212,749	4,212,749	26.1%
Steven St. Peter(6)	0	0	0	0	0	3,692,949	0	3,692,949	3,692,949	22.8%
William Greene(6)	0	0	0	0	0	3,692,949	0	3,692,949	3,692,949	22.8%
James Paul Scopa(6)(7)	0	20,000	0	0	20,000	3,692,949	20,000	3,692,949	3,712,949	23.0%
Ashley Dombkowski(6)	0	0	0	0	0	3,692,949	0	3,692,949	3,692,949	22.8%
Vaughn Kailian(6)	0	0	0	0		3,692,949	0	3,692,949	3,692,949	22.8%
John Vander Vort(6)	0	0	0	0	0	3,692,949	0	3,692,949	3,692,949	22.8%

(1)	This percentage is calculated based upon 15,371,121 shares of the Issuer’s Common Stock outstanding as of September 2, 2009 as set forth in Section 2.2 of that certain Agreement and Plan of Merger by and among the Issuer, LEO Pharma A/S and Plant Acquisition Sub, Inc., a Delaware corporation, dated September 2, 2009 (the “Merger Agreement”), filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2009 (the “Form 8-K”) (as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(2)	Includes securities held by BV IV QP and BV IV KG. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG.

(3)	Includes securities held by BV IV QP, BV IV KG and AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC.

(4)	Includes securities held by BV III, BV III QP, BV III PF, BV IV KG and BV SF. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III PF, BV III KG and BV SF.

(5)	Includes securities held by BV IV QP, BV IV KG, AM LLC, BV III, BV III QP, BV III PF, BV III KG and BV SF. The Reporting Person is a Series A member of BV III LLC and a manager of AM BVIII LLC.

(6)	Includes securities held by BV IV QP, BV IV KG and AM LLC. The Reporting Person is a member of BV IV LLC.

(7)	Includes 20,000 shares of Common Stock issuable upon the exercise of options within 60 days of the filing date.
     (c) Each Filing Person disclaims membership in a “group.” Each Filing Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above next to the respective Filing Person’s name in subsection (b) of this Item 5.
     (d) Inapplicable.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 hereto, the Filing Persons have entered into a Voting Agreement and a Proxy. The information set forth in Item 4 with respect to the Voting Agreement and the Proxy is incorporated into this Item 6 by reference in its entirety.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
99.6.	Form of Voting Agreement (including form of Proxy), dated as of September 2, 2009, by and between LEO Pharma A/S and each of the Voting Agreement Parties (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2009).

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 10, 2009

MPM BioVentures IV GP LLC
By:	MPM BioVentures IV LLC,
its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV LLC
By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV-QP, L.P.
By:	MPM BioVentures IV GP LLC, its General Partner

By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV GmbH & Co. Beteiligungs KG
By:	MPM BioVentures IV GP LLC, in its capacity as
the Managing Limited Partner

By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM Asset Management Investors BV4 LLC
By:	MPM BioVentures IV LLC
Its: Manager

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures III, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III-QP, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG
By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM Asset Management Investors 2004 BVIII LLC
By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Manager

MPM BioVentures Strategic Fund, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GP, L.P.
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III, LLC
By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

/s/ Ansbert Gadicke
Ansbert Gadicke

/s/ Luke Evnin
Luke Evnin

/s/ Steven St. Peter
Steven St. Peter

/s/ William Greene
William Greene

/s/ James Paul Scopa
James Paul Scopa

/s/ Ashley Dombkowski
Ashley Dombkowski

/s/ Vaughn M. Kailian
Vaughn M. Kailian

/s/ John Vander Vort
John Vander Vort

Exhibit Index
A.	Form of Voting Agreement (including form of Proxy), dated as of September 2, 2009, by and between LEO Pharma A/S and each of the Voting Agreement Parties (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2009).

B.	Agreement regarding filing of joint Schedule 13D.

Exhibit B
Joint Filing Statement
     I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Peplin, Inc. is filed on behalf of each of the undersigned.
Date: September 10, 2009

MPM BioVentures IV GP LLC
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV LLC
By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV-QP, L.P.
By:	MPM BioVentures IV GP LLC, its General Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures IV GmbH & Co. Beteiligungs KG
By:	MPM BioVentures IV GP LLC, in its capacity as the Managing Limited Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM Asset Management Investors BV4 LLC
By:	MPM BioVentures IV LLC Its: Manager

By:	/s/ Vaughn M. Kailian
	Name:	Vaughn M. Kailian
	Title:	Member

MPM BioVentures III, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III-QP, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG
By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM Asset Management Investors 2004 BVIII LLC
By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Manager

MPM BioVentures Strategic Fund, L.P.
By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GP, L.P.
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III, LLC
By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

/s/ Ansbert Gadicke
Ansbert Gadicke

/s/ Luke Evnin
Luke Evnin

/s/ Steven St. Peter
Steven St. Peter

/s/ William Greene
William Greene

/s/ James Paul Scopa
James Paul Scopa

/s/ Ashley Dombkowski
Ashley Dombkowski

/s/ Vaughn M. Kailian
Vaughn M. Kailian

/s/ John Vander Vort
John Vander Vort